Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001- 39346

Date: March 29, 2021

SPAC Summit

Youtube

By: tastytrade

March 25, 2021

Available at: https://www.youtube.com/watch?v=-FOZ1J6WZd4

Tom: Coming on next…Dee is the CEO and co-founder of MoneyLion, and I’m excited to talk to Dee. We’ve talked many times, and I’ve been to their office, but I’ve never had a chance to sit down with you one-on-one in this environment. Dee, how are you?

Diwakar Choubey: Doing well, Tom. How are you?

Tom: I can officially say that Dee and I had never shared the same house like Matt and I have. We have broken bread before, and we’ve had dinner and lunch together. I love the MoneyLion story. Always have loved the MoneyLion story. I root for the MoneyLion car at a NASCAR race. That’s how pathetic I’ve become. I forgot which car you have. The Joey Logano car or something like that.

Dee: Joey Logano, Keselowski, a couple of them now.

Tom: A couple of them. I think I told you once I hate that trade, and it’s been great for you. I forgot the race, but I saw the MoneyLion car was in second place, and I was looking at them, I don’t know what happened at the end, but he was-- Anyway, it was great.

Dee: I think we lost that one. I think we got clipped at the end of that one, the one you’re talking about.

Tom: Yes, I think you did. It was cool, and it was up there running second. Anyway, Dee, I just had a great talk with Matt, and we got into the whole story of Apex. We used Penson before it became Apex and the whole deal. We had this close relationship. With you guys, we have a lot of businesses that are very closely integrated and connected, and who knows what’s going to happen in the future. What I’m fascinated about is the whole-- First of all, I don’t think most people know what MoneyLion is. Give them the two-second- who is MoneyLion? What is MoneyLion?

Dee: We’re the challenger bank for the hard-working American. We have a really good advisor platform, we extend credit, and really the thing that separates us is no one teaches Americans about consumer finance ever, in high school, or college, or wherever. We actually use the power of all technology that’s out there to actually give advice to the household that’s making $50,000, $70,000, $100,000, $150,000, what actually to do next with that dollar. We put it all together, and it’s really a tech platform, but delivering raw financial services as we think about them.

Tom: You’re going to have to help me here with some of your background just because I remember some of it. The way I remember you telling me this story was as-- Well, first of all, the thing I loved, the first thing you told me was, “Hey, my dad trades on thinkorswim, so he knows you--” He doesn’t know me, but he said, ‘He knows of you, he listens to some of your chats.’” I was like, “Okay. That’s cool. That gives you two stars to start off with.”

Dee: He still has his thinkorswim app on his computer. The basement’s got the three screens now. I told him to upgrade to Tastytrade, but he’s got all these habits- [crosstalk]

Tom: Yes, you got to tell him to come up with [unintelligible 00:03:02], he’s got to move up. If I remember your story, you were an undergrad at Purdue, right?

Dee: Undergrad at the University of Chicago. My uncle is still a senior professor there, in Krannert School of Management. When I was 13, 14, 15, every summer, my parents would ship me away and, “Go, go, go, he is a smart guy, go learn computer science from him.”

Tom: Oh, they would ship you off to Lafayette, Indiana.

Dee: Lafayette, Indiana. When I went to the University of Chicago, there was no college sports there. If you remember, the University of Chicago was the first Heisman Trophy when I was a University of Chicago grad, but then they banned football because it was too violent, but they didn’t realize right next door is where they split the first atom, Manhattan Project. That wasn’t too violent, but Big Ten sports were. They got rid of Big Ten sports. Again, when I went there, I kept rooting for Purdue, they were my Big Ten college team, I guess.

Tom: That’s it. Didn’t the story go that when you were at Purdue, you met somebody there that ultimately became your partner at MoneyLion, right?

Dee: Yes, the CTO. He was a savant, he found somewhere to graduate college in Malaysia at 16 and he found himself ways over to Lafayette, Indiana. He was tethering 386s in 1994, 1995, building the first parallel processing algos, [unintelligible 00:04:33] the artificial intelligence machine learning in the mid-’90s. Now, you could do it on your Apple phone, but back then it was actually a pretty big deal.

Tom: A Malaysian meets an Indian and you guys-

Dee: [laughs] It’s a good joke.

Tom: It sounds like it. A Malaysian and Indian walk into a bar, and then it sounds like, whatever friendship you developed, you’ve kept it, he’s your CTO and co-founder, right?

Dee: Correct.

Tom: What I always thought was fascinating about MoneyLion is you guys took the same approach that we’ve taken in the last two businesses we built, thinkorswim and also in Tasty, which was essentially technology first. The last time we talked about the number of employees and stuff like that, I don’t know where you guys are today, but when we talked last time, you had more employees on the technology side in Malaysia than you had actually working in New York.

Dee: Yes, the ratio is still the same. In fact, we stayed flat during the pandemic. We actually probably decreased our head-count a little bit since when we were talking. We’re probably just about 300 people today, and 180 of them are engineers and data scientists, and programmers. They sit both in New York and in our Kuala Lumpur office.

Tom: You took the approach of- and you can correct me, you took the approach, and what I loved about your business was, you were like, “AI, machine learning first, everything else will fall into place.”

Dee: It was a contrarian approach for sure.

Tom: It was totally a contrarian approach because when you look at the challenger bank space and the neobanks, I can’t even name all your competitors, but people might recognize firms like Chime. I don’t know the other ones. You’re probably like- would you say you’re middle of the pack? You’re on the smaller side, middle of the pack as far as size goes?

Dee: In terms of users, yes. If you think about how much we spent on marketing, that was the contrarian approach, “Let’s build the tech first, let’s prove out the unit economics and then go scale,” it’s how we raise capital over time, followed that path as well. In all of 2020, we spent $11 million in marketing, we had competitors, larger competitors who were spending 60 million a month, but we weren’t opening 160th the number of accounts that they were. Pound for pound, what the pandemic showed was there’s a pretty unique value proposition that we were providing. In terms of how we thought of capital formation, now’s the time to accelerate that.

Tom: Well, you were also going after a certain demographic that everybody else was- they were shunning, they weren’t really that interested in. You said, “We’ll take all the unwanted children out there,” and you weren’t scooping up everybody that everybody didn’t want and it was a brilliant plan, really amazing.

Dee: You forget that in America, there are 100 million Americans that are unhappily banked. There isn’t really a problem with unbanked anymore in America. There’s 4,000 plus banks out, there are a lot of banking solutions. If you think about what’s available, whether it’s Chase and wells and Capital One and BofA, a lot of these money center banks, great companies, they do great work. I’m not belittling any of that, but when it comes down to--

Tom: I’ll do the belittling here, okay? I’ll do the belittling when it comes to-- [crosstalk]

Dee: I got all these lawyers, they’re telling me to calm down on the belittling.

Tom: I’m good at belittling Wells Fargo, Chase, and Citigroup, don’t worry about it. I got that.

Dee: [unintelligible 00:08:07] unhappily banked is a problem, but with the way technology has proliferated, it doesn’t need to be that way because we have all the data, we have all the technology. I can now go to 100 different data sources, pull in your telco data, pull in all these different datasets that give me a full idea of who Tom is. If your dishwasher breaks in the morning, I can give you a just-in-time loan to go figure that out because I see what you’re doing in banking, insurance, investing. I see that you have an account with us, that you’ve got money there, and I can give you collateral privilege for that. That’s what the money center banks have a hard time doing because it’s not that they can’t, not that they don’t want to, it’s just that they have monolithic tech stacks that have been built over a couple of decades now at this point.

Tom: In your career, you started- when you got out of school, you went into investment banking. That was pretty much- was that--

Dee: Yes, that was the thing to do in 2002, 2003. I remember that my internship was at the Federal Reserve Bank of Chicago on labor microeconomics and just the changing labor trends in the Midwest.

Tom: You saw the HFT firms about two floors above you right there and-

Dee: Exactly.

Tom: -just like, “What the hell’s going on?”

Dee: That and- I didn’t get a job on Wall Street that year because ’02 was, again, it was just coming out of 9/11, no one was giving jobs out. No one’s recruiting from Wall Street at the University of Chicago, which was mind-boggling because when I went there, there’s the recipe that’s a feeder school to Goldman Sachs, but after 9/11, no one wanted to come recruit for investment banking anymore. Really, in 2003, I finally got an offer to Lehman Brothers in the securitization desk, [chuckles] did a couple of months there and realized I hated it, and it was very esoteric.

Then I quit and made my way over to Citigroup where I was in the FIG team, so financial institutions. That set the whole arc of my career where I just kept covering banks and financial institutions, and then in ’07, ’08, the credit crisis hit. I was actually in London, working in Goldman Sachs, helping Northern Rock, the first bank that effectively failed. the UK had to internalize into its balance sheet, it was the first securitization vehicle to fail. That’s when really the plight of the consumer, a lot of the thesis what we built at MoneyLion, I was thinking about this, like, “Wait, there’s got to be a way to now take in all of this AI and machine learning that Facebook or Twitter are building and completely revitalize the direct-to-consumer finance business.”

That’s what we’re seeing. Apex is powering a bunch of them now. There’s a lot of back-end infrastructure that you guys are a part of, you guys are doing an amazing job. There are so many different micro-segments of the US that there’s still an incredible opportunity to continue innovating there.

Tom: My first takeaway from this is because when-- We get a lot of emails from kids that are in school, and one of the first things, they’re in business school or in finance, whatever it is, one of the first things I always say to them is, “Listen, get whatever job you can get, and just start your networking process.” You went from Lehman to Citi to Goldman to Citadel, whatever it is. Through that process, that networking process, you don’t know what you’re going to do at 22 and you don’t know what you’re going to do at 28. You don’t know what exactly. You start to figure things out as you get a little bit older.

I always like to tell the story, we didn’t start thinkorswim until we were in our 40s and Tasty until we were 50s and that’s it for 20 years on the trading floor. At what point did you say, “All right, I’m going to go build this crazy company called MoneyLion with this guy I met when I was 14 years old in Malaysia.” I know that was like- whatever, 2012, ’13, somewhere in that range, but at what point do you say- I don’t know if you’re married at that point or anything, but you say, “You know what? I’m just going to roll the dice it’s time.”

Dee: It was like rolling the dice. You see all these memes on Twitter now, that God gave me the confidence of a 22-year-old associate at Goldman Sachs. It’s like what we had in 2012 or 2013 when we started building the business. If we knew the quagmires that we had to navigate over the last eight years to be where we are today, you probably would not- you’d think four times because I spent my thirties really building this business and it’s really 24\7--

Tom: How much money did you raise when you did your first capital raise, how much money did you raise, and how hard was it to raise money on just the idea?

Dee: Look, I think you made a great point right before this, that you got to- for people listening who are thinking about how do I start, it’s the relationships because the guy that hired me to Citadel and then he had a spat with Ken, we all know how that story usually ends when that-- [chuckles]

Tom: Usually, when you have a spat with Ken, you end up leaving.

Dee: Right. We connected, we built a good relationship at Citadel, and he was the first angel. I remember going to him with a pitch deck and it wasn’t properly formatted or anything. It was like, “Hey, I want to create the American Express for middle-class Americans.” For that time, I used the word “underbanked”. We don’t use that word anymore because it really doesn’t mean anything, but as the American Express for the underbanked in 2013, I said, “Hey, look, there’s an incredible opportunity,” because the banks were on the sidelines. The US regulator is sitting inside the capital structure of all these banks. They can’t- they’re paralyzed. The best frames at Chase and Wells Fargo are going to figure out CCAR, like how much-- Are we keeping treasury happy really? They’re not spending any money on tech innovation. They’re not thinking about direct-to-consumer. In fact, they want to get out of direct-to-consumer because the government doesn’t want them to take any unsystematic risk.

We said, “Look, if we ever were to be able to build the digital bank, the future of the American Express for the underbanked, by giving them rewards and really giving them behavior credit and completely--” For the last 30 years, if you were to write a loan to anybody, you have look at someone’s FICO score. FICO was built in the ’70s to predict if you’re going to pay your mortgage on time or not. It didn’t mean anything after the credit crisis when everyone’s FICO scores- they weren’t really deterministic about anything at that moment in time. It’s gotten better again. It’s fine now.

Tom: How much money did you raise the first time?

Dee: $50,000. That angel investor wrote as a $50,000 check and it was me and three other guys, we got a post-Sandy office right across the old Goldman Sachs building where I used to sleep underneath the cubicle six years ago. We started coding. I wasn’t a coder, so I was doing all the vendor agreements and making sure that the website was being built and the strategy was being put in place, but then the rest of the guys were just coding fiercely. We were building that first algorithmic lending business.

Tom: The first raise was 50 grand. What was the first big raise? What was the first time you got some real money?

Dee: There is about $1,400,000 in the middle of 2014. Nine months in, we finally had enough traction. Until then, none of us were taking salaries. My wife was still-- I was married, I just got to two years into my marriage, my in-laws and my parents were all asking like, “WTF, what are you doing here? You used to be an investment banker, go make MD instead of--”

Tom: “We just spent how much money on the University of Chicago? Yes, we got it.” Then over the next couple of years, you guys raised I think a couple of hundred million dollars, didn’t you?

Dee: Yes, in 2016. the traditional Silicon Valley playbook is you go quickly raise a lot of money, but because we had this East Coast mentality where, “Go get the cashflow before you go really having visions of grandeur,” it could have been a mistake, by the way, the way we did it. If I had to do it all over again, I probably wouldn’t have done it that way, but we focused on getting to profitability. Then when we got to profitability, we realized, “Hey, look, our customers really like this product,” and instead of it being an experiment where we’re just solving for cashflow, we could actually go build it into something that millions of people use.

That was two years later in 2016, that’s when we did our Series A. In Silicon Valley, you don’t do it that way, that was very unorthodox. I always say that this was never a straight-to-the-right story of-- We had a lot of, and then flattening as well, now, of course, things are going really well, but 2016 was--

Tom: There’s some point when you wake up one morning and you go- you don’t think you have it, that’s for sure, but you think, “Okay, we have something, we’re ready to--” At that point, then you-- It sounds to me like, at that point, you guys were like, “Okay, we’re all in.” You pushed all the chips in and said, “All right, we’re going for it.”

Dee: Yes. We raised 22,000,000 in ’16, then ’17, ’18, that’s when the growth really started kicking up because we would polish the platform and built it up. Then a lot of the VC, then Series B, Series C started coming in.

Tom: Let’s fast forward now to where we are today. We got that story, it’s amazing. Let’s fast forward to the marketplace today. The last time we really talked was just before the pandemic, the last time we really sat down was just before the pandemic, early- a year ago, like January and stuff. Then all of a sudden, the pandemic hit, and the first thing that you’re thinking is probably, “Oh, shit, this can’t be good,” and it turns out that it blows your business up in a good way. Everybody was wrong. Everybody was wrong in all FinTech.

Dee: All of our risk models were saying, “Keep going,” because we didn’t see the cashflow dip in our consumers in their balance sheets. Now, the government really acted pretty swiftly. 11% of the GDP was released in the stimulus. That [unintelligible 00:18:50] that velocity of money spending to the economy was parked on the one hand, but then, of course, the government stepped in from printing money is really- that was happening on the one side. We were, of course, saying, “Oh, shit,” on the capitalization side because when you’re a venture company, you’re still losing money. You’re still burning as we say and you’re reliant on the next round of financing.

If you’re burning and going into the pandemic and all the investors are saying, “Risk-off, risk-off, risk-off,” we actually did a round I think March 14th of last year. These were insiders who said, “Okay, let’s shore up the balance sheet,” but the demand just two weeks before was a lot more. A lot of the foreign investors, a lot of the sovereign wealth funds said, “Hey, look, we want to do it, but we’re getting a mandate from up top saying risk-off,” so-

Tom: You can’t blame them at that point.

Dee: You can’t blame them at all. You just didn’t know. You didn’t know if you were going to grow a third limb with COVID or something at that point.

Tom: Nobody knew that that flooding the system with liquidity was going to- I mean, they learned a lesson in 2008, but nobody knew exactly how effective that was going to be in 2020. It turned out to be unbelievable. Then you move forward a year, and obviously, the businesses- you’re different than Apex in the sense- Matt was talking about- when he did the Apex deal, whatever year that was, they went from 400,000 customers to like- now they have 15 million correspondent clearing-- Firms like us deliver customers to them, but that’s their growth which is incredible, but they’re not a true growth company.

Do you know what I mean? You guys are much more of a true growth-- You fit that growth definition. You’re a pure growth company. When you look at year-over-year and you see the kind of growth you guys are going through, at what point do you say, “Hey, you know what, we’re going to go SPAC route versus private equity versus direct listing versus buyout,” whatever, how do you decide- because this show tonight is on the SPAC mentality, how do you choose the SPAC? Was it the amount of money that’s going to come in through the PIPE, are you worried about the dilution? How do you feel about that? How do you feel about that SPAC marketplace just in general right now? It had a rough week, but how do you feel about it, not you guys, speaking of the space?

Dee: I think the volatility in this space is going to come and go and we just have to be patient with that. Really, the SPAC sponsors were calling us early last year, even slightly before, but the product has evolved quite a bit because when the SPACs were calling us early in the year, it was really a more dilutive product. You really have to think about, “Hey, do we want to go through this level of preparedness for this much dilution?”

If you remember, the last time SPACs were popular was ’05-’06 during the LBO boom when a lot of the private equity guys would use the SPAC to take effectively not high growing, not top-quartile companies public and get modernizations. It had a little bit of “cloogyness” into it and there was a little bit of negative history. If you look at the SPAC deals or the SPAC sponsors, what they were bringing to market, they were more like the ’05-’06 vintage SPAC deals than the more recent ones, if you will.

What happened over the year is a lot of growth companies, the market started demanding that “Hey, I want to be investing in venture-like growth companies,” and that’s effectively what we saw. As our business fundamentals improved, lots of these SPACs called, we ignored most of them, but then at one point, like you said, it clicked. There’s a value proposition, we were growing 200% year-over-year, the contribution profit margins were there.

We said to ourselves, “This SPAC product has improved, the dilution isn’t that bad anymore, it gets backstopped by PIPE investors. That market is now more mature than it’s ever been.” Those PIPE investors like BlackRock and Apollo and others are saying, “Hey, look, we want some growth equity exposure in our portfolios, that we’re otherwise not getting in the public markets or we’re having to pay to- or we have to buy FAANG for instance if we want the growth when those multiples are outside.”

Really, as those two points played together, it was a confluence of a perfect storm for us that, “Hey, look, it’s an efficient way for us to raise the awareness for the business and continue hitting our mission of creating financial access to the things that we’re now going to do in 2022, we’re able to do in 2021.” All that taken into account together, made it a no-brainer for us to go really explore this in a pretty conservative way.

Tom: Do you worry about the lack of really good FinTech companies like just-- It seems like the demand because the SPACs that are created have a certain- most of the time, they have a two-year window of which they’ve got use it or lose it type thing. Do you worry at all that the number of SPACs outpaces the actual number of good companies in the FinTech space? Then, in the end, the problem with that is that there’s potentially an integrity bubble. That’s the only thing I can think of that’s negative. Does that concern you at all? You can’t worry about it, I guess.

Dee: Yes. You can’t worry about it, but the markets are so efficient that-

Tom: Yes, that’s true.

Dee: -when we were on the road for our PIPE, the second week, there were 60 live PIPE deals. We don’t hear about 80% of the ones that get pulled, by the way. Not all of them make it to market because the PIPE process is pretty efficient because, the BlackRocks, the Apollos, the Fidelity, Wellingtons are pretty clear in their feedback, “Look, we like this, we don’t like this. This is how it fits in the portfolio, your comp set is doing X, Y, or Z,” or, “We want this type of growth companies.” It’s no different from an IPO in that regard. It’s a pretty efficient process. The ones that are coming into the market right now, especially after this week, where we’ve seen some volatility, are likely going to already have been through a pretty rigorous process.

Tom: Well, Dee, listen, we’re out of time. This was great.

Dee: Thanks for having me.

Tom: First of all, I love catching up. Second of all, man, I love your story. I’ve always loved your company. Love the story. I’m a MoneyLion customer.

Dee: Thank you.

Tom: It’s awesome, man. I’m so happy for you guys. It’s just incredible. Thanks so much for coming on and telling the story to all of Tasty Nation. We love it. Thank you.

Dee: Thanks, Tom. Talk soon.

Tom: Yes, thanks. That concludes our discussion tonight listening to Dee Choubey and—

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 25, 2021 (the “Annual Report”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s Annual Report under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.